Owens-Illinois, Inc.
One SeaGate
Toledo, OH 43666

July 19, 2006

VIA EDGAR TRANSMISSION

Ernest Greene
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Owens-Illinois, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 1-9576

Owens-Illinois Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 33-13061

Dear Mr. Greene:

We are in receipt of the Staff’s letter, dated June 16, 2006, with respect to the above-referenced Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

Form 10-K for the Year Ended December 31, 2005

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.  Our comments on the Form 10-K you filed for Owens-Illinois, Inc. also pertain to the Form 10-K you filed for Owens-Illinois Group, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

2005 Non-Operational Items, page 46

Deferred Tax Valuation Allowance, page 46

2.              You identify several factors that you considered in evaluating the adequacy of your valuation allowance.  Please tell us more regarding the assumptions underlying your conclusions.  Please revise your discussion in MD&A to provide additional detail regarding the facts and circumstances that resulted in the significant increase in your valuation allowance from 2004 to 2005.

Response: As discussed in the critical accounting section in the 2004 10-K, the Company considered a number of tax planning strategies in connection with projected taxable income in the U.S. in order to determine whether or not a valuation allowance was needed.  As the Company completed its assessment update in 2005, management concluded that a valuation allowance was required for the net U.S. deferred tax assets.  This conclusion was reached as a result of reductions in projected U.S. taxable income, as influenced by the factors already mentioned in the disclosure (continued asbestos-related payments, significant interest expense, rising energy costs and other cost increases), and the most recent assessment that the potential tax planning strategies would likely not be implemented (principally because the decreases in projected U.S. taxable income decreased the estimated value of tax planning strategies and, therefore, the likelihood of implementation).  In future filings the following sentence will be added at the end of the paragraph:  “As a result of the lower projected U.S. taxable income, the Company determined that certain tax planning strategies were no longer prudent and feasible and, therefore, were not likely to be implemented.”

Financial Statements

Consolidated Cash Flows, page 64

3.              Please amend your Form 10-K to restate your statement of cash flows to reconcile from net income, rather than income from continuing operations, as required by paragraph 28 of SFAS 95.  In addition, should you choose to reflect the cash flows related to your discontinued operations separately you must disclose the value of such cash flows included within each of the three categories individually.  Please revise your statement of cash flows accordingly.  Please refer to the Center for Public Company Audit Firms Alert 98 dated April 19, 2006 and footnote 10 of SFAS 95.

Response:  As permitted by footnote 10 of SFAS No. 95, the Company elected to report the cash flows of discontinued operations.  Thus, the Company’s statement of cash flows includes a separate disclosure entitled “Cash provided by discontinued operating activities” within the operating section and a separate disclosure entitled “Additions to property, plant and equipment — discontinued” within the investing section.  There was no disclosure of financing cash flows related to discontinued operations because there were no separately identifiable financing cash flows related thereto.  Therefore, the Company believes it has complied with the classification matters referred to in Public Company Audit Firms Alert 98 dated April 19, 2006.

In the operating section of the cash flow statement, the Company’s reconciliation begins with earnings from continuing operations and reconciles to a subtotal for cash flow provided by continuing operating activities.  All of the reconciling items were calculated based on changes in the assets and liabilities of the Company’s continuing operations.  The final item presented in the operating section of the statement is cash provided by discontinued operating activities.

If the statement of cash flows were to be restated, two lines - “Net earnings (loss)” and “Net loss (earnings) of discontinued operations” - would be inserted above “Earnings (loss) from continuing operations”, but no other changes would be required.  Given the fact that the only difference between earnings from continuing operations and net earnings is earnings from discontinued operations, the Company believes that:

•                  the presentation of operating cash flows is not misleading; and

•                  investor understanding of our statement of cash flows would not be enhanced by any changes.

While the Company respectfully submits that no restatement should be required under these facts and circumstances, the Company will revise the format of the statement of cash flows in future filings as shown below.

CONSOLIDATED CASH FLOWS   Owens-Illinois, Inc.

Dollars in millions
Years ended December 31,	2006	2005	2004
Operating activities:
Net earnings (loss)	$ XXX.X	$(558.6)	$235.5
Net earnings of discontinued operations		(63.0)	(64.0
Earnings (loss) from continuing operations	XXX.X	(621.6)	171.5

*** The remainder of the statement is not presented as there are no other changes to the format. ***

1.              Significant Accounting Policies, page 65

Property, Plant and Equipment, page 66

4.              The range of useful lives for your factory machinery and equipment of 5 to 25 years is very broad.  Please separately discuss and disclose the types of assets that fall in each part of the range.

Response:  The Company’s assets are subject to significant differences in useful lives, based on their configuration and their specific use in the Company’s activities.  In order to add clarity, in future filings the following will be added to the second sentence:  “and recorded over the estimated useful life of the asset.”  The third sentence will be revised as follows:  “Factory machinery and equipment is depreciated over periods ranging from 5 to 25 years with the majority of such assets (principally glass-melting furnaces and molding machines)

depreciated over 7-15 years.  Buildings and building equipment are depreciated over periods ranging from 10 to 50 years.”

9.              Derivative Instruments, page 73

5.              You have cross currency swaps and commodity futures contracts that are designated as cash flow hedges.  However, you do not disclose the estimated net amount of existing gains or losses at December 31, 2005 that is expected to be reclassified into earnings within the next twelve months in accordance with paragraph 45(b)(2) of SFAS 133.  Please revise your disclosure accordingly.

Response: Disclosure of the estimated net amount of gain expected to be reclassified into earnings during 2006
($16.0 million) was not deemed to be material by the Company.  In future filings, the disclosure will include the estimated net amount expected to be reclassified from OCI earnings over the subsequent twelve months, if material.

12.       Convertible Preferred Stock, page 81

6.              It is not clear whether the economic risks of the conversion feature of your convertible preferred is “clearly and closely related” to your convertible preferred stock.  Please tell us how you accounted for the conversion feature of your convertible preferred stock.  Please tell us what consideration you gave to paragraphs 12(a) through (c) and paragraph 61(l) of SFAS 133 in your evaluation of your conversion feature.  Your disclosure indicates that your initial conversion rate of $0.9491 shares of common stock for each share of convertible preferred stock is subject to adjustment based on certain events.  Please tell us and disclose these events that may result in adjustment to the conversion feature.

Response:  The Company gives no separate accounting recognition to the conversion feature of its convertible preferred stock.  The Company has concluded, in accordance with paragraphs 12(a) and 61(l) of SFAS No. 133, that the economic characteristics and risks of the conversion feature are clearly and closely related to those of the preferred stock.  There is no mandatory redemption, and the preferred stock can only be converted into common shares, whether initiated by the holder or the Company.  Under the terms of the Certificate of Designations, filed as Exhibit 4.10 to Owens-Illinois, Inc.’s Form 8-K dated May 20, 1998, the initial conversion rate of $0.9491 is subject to adjustment only upon the occurrence of certain events such as common stock splits, reclassifications, dividends, issuances of rights or warrants at below-market prices and similar actions.  Any such adjustment is meant to protect preferred stockholders from the dilutive effect of these actions and does not change the economic character of the fixed conversion rate.  Additionally, the embedded call option is not required to be bifurcated because if it were a freestanding instrument it would not be considered a derivative per paragraph 11(a) of
SFAS 133 as it is both (1) indexed to the Company’s own stock and (2) would be classified in stockholders’ equity in its statement of financial position.  In future filings the last clause of the second sentence will read as follows:  “subject to adjustment based on events that would otherwise be dilutive to the holder.”

23.       Acquisition of BSN Glasspack, S.A., page 106

7.              The fair value of the assets acquired includes $48.1 million of intangible assets related to customer relationships that you will amortize over the next thirteen years.  Please tell us how you determined that thirteen years is the appropriate useful life of your customer relationships.  Please also tell us how you determined the value assigned to the customer relationships.

Response: Customer relationships obtained via the BSN Acquisition were valued by a professional appraisal firm using the income approach.  Under this approach, the value is the sum of the present values of the projected debt-free cash flow in excess of returns on requisite assets over the remaining life of the customer relationship.  Revenue from sales by BSN to such customers for the most recent year prior to the acquisition was projected forward with appropriate increments for inflation and decrements for estimated customer attrition.  The resulting projected revenue amounts were reduced for manufacturing costs, operating expenses, income taxes and returns on requisite assets.  The remaining amounts were discounted to their present values, the sum of which was recorded as the fair value of the customer relationships.

In determining economic useful life, the Company looked to several factors as required by paragraph 11 of SFAS No. 142, including the expected benefits and obligations associated with the relationships and the legal, regulatory or contractual provisions that could potentially limit the magnitude or duration of the customer relationships or, alternatively, enable extension or renewal of the customer relationships without substantial cost (and without material modifications of the existing terms and conditions).  The Company analyzed these factors by reviewing (1) its overall strategic plan for its European business and the integration of the acquired BSN operations, (2) the expected future market conditions and the Company’s marketing plans for its European business as it integrates the acquired BSN operations, (3) the legal and regulatory environment and contractual provisions of or related to the associated customer relationships and (4) the report of the professional appraisal firm to determine what assumptions other marketplace participants make in determining useful life.  Due to the change in ownership and resulting changes in business practices and other factors identified as a result of this analysis, the Company decided that the customer attrition rate (the primary determinant of economic useful life) should be substantially higher than that which was used in the determination of fair value of the customer relationships at acquisition.  Since the remaining asset value after 13 years becomes immaterial due to the mechanics of the attrition calculation, the Company assigned a 13-year life and began recording amortization on an accelerated declining balance basis consistent with calculated attrition.

25.       Accounts Receivable Securitization Program, page 108

8.              Effective December 13, 2005 you expanded the capacity of your European accounts receivable securitization program.  The terms of this expansion resulted in on-balance sheet accounting for the program.  Please tell us how you account for the securitization transactions on your balance sheet and in your statement of cash flows before and after December 13, 2005.  Please also tell us the amounts and the line items where the cash proceeds from these transactions are included in your statement of cash flows for each period presented through the most recent interim period.  Please reference authoritative literature supporting your accounting in your response.

Response: Prior to the acquisition by the Company, BSN Glasspack had a receivables securitization program, established in 2000, that had been treated as a sale under SFAS No. 140.  From the date of the Company’s acquisition of BSN Glasspack on June 21 2004, through December 13, 2005, the Company validated and continued the predecessor’s accounting and reporting.  Prior to December 13, 2005, the Company’s balance sheets did not include any amounts related to the program.  The cost of the receivables securitization program was included in other costs and expenses in results of operations.  Cash received from the off-balance sheet special purpose vehicle (“SPV1”) was included in cash from operating activities.  The amounts flowing through the program were disclosed in Note No. 25 in the 2004 10-K ($795.9 million) and in Note No. 25 in the 2005 10-K ($1.2 billion).  After December 13, 2005, the program no longer qualified for off-balance sheet treatment, as discussed in the response to the Staff’s comment No. 9 below.  Therefore, SPV1 was consolidated effective December 13, 2005.  As such, third party borrowings by SPV1, as well borrowings by SPV2 (defined below), are included in consolidated debt and the related financing cost is included in interest expense.  The amount of such debt appears in the table in Note No. 6 in the 2005 10-K ($231.8 million) and Note No. 3 in the March 31, 2006 10-Q ($204.8 million).  Changes in the outstanding amount of such debt are included in cash flows from financing activities.

9.              Please tell us the specific changes in the terms of your account receivable securitization program that resulted in the change from on-balance sheet to off-balance sheet accounting treatment.  Please cite the appropriate accounting literature used to support your conclusions.

Response: While this comment asks about the change from on-balance sheet to off-balance treatment, we assume the intent was the reverse. On December 13, 2005, the Company expanded the program to include financing of receivables generated by its operations in Italy and the United Kingdom.  An additional special purchase vehicle (“SPV2”) was formed to accommodate activity in these two countries.  SPV2 is funded by the issuance of bonds which are purchased by SPV1.  The Company’s operating subsidiaries in Italy and the United Kingdom have the ability to participate in voting on decisions to amend the governing documents of SPV2.  Because of this participation, SPV2 did not meet the definition of a Qualifying Special Purpose Entity (“QSPE”) as outlined in paragraph 35 of SFAS No. 140 and the Company concluded that the entity, and related receivables and obligations, must be consolidated.  In addition, because SPV1 invests in securities issued by SPV2, the Company concluded that, as of that date, SPV1 no longer met the definition of a QSPE based on the guidance of paragraphs 35 and 39 of SFAS No. 140.  Accordingly, as of that date, both SPV1 and SPV2 were consolidated and their activities were no longer treated as a sale of receivables under SFAS No. 140.

Owens-Illinois Group, Inc.

Form 10-K for the Year Ended December 31, 2005

Financial Statements

17.       Contingencies, page 83

10.       You state on page 87 that you believe, based on your examination and review of such matters and experience to date, that such ultimate liability will not have a material adverse effect on your results of operations or financial condition.  Please revise your disclosure to clarify whether you believe such ultimate liability will have a material adverse effect on your cash flows.

Response: In future filings, the Company will address cash flows, along with results of operations and financial condition, in its disclosures about the effects of the ultimate liabilities for asbestos-related costs.

Financial Statements of Owens-Brockway Packaging, Inc., Owens-Brockway Glass Container Inc.
and OI Plastic Products FTS Inc.

General

11.       Where applicable, please address the comments above in your Owens-Brockway Packaging, Inc., Owens-Brockway Glass Container Inc. and OI Plastic Products FTS Inc. financial statements.

Response:  Where applicable, the comments above will be addressed in the separate subsidiary financial statements included with the 10-K’s.

*              *              *              *              *              *

Owens-Illinois, Inc. acknowledges the following: the company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John J. Huber at (202) 637-2242 or Tracy K. Edmonson at (415) 395-8010 if you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Edward C. White
Senior Vice President and Chief Financial Officer

cc:	John J. Huber, Latham & Watkins LLP
Tracy K. Edmonson, Latham & Watkins LLP